Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

MEDIVATION, INC.

a Delaware corporation;

PFIZER INC.,

a Delaware corporation; and

MONTREAL, INC.,

a Delaware corporation

Dated as of August 20, 2016

SECTION 1.	THE OFFER	2

1.1	The Offer	2

1.2	Company Actions	4

SECTION 2.	MERGER TRANSACTION	5

2.1	Merger of Purchaser into the Company	5

2.2	Effect of the Merger	5

2.3	Closing; Effective Time	6

2.4	Certificate of Incorporation and Bylaws; Directors and Officers	6

2.5	Conversion of Shares	7

2.6	Surrender of Certificates; Stock Transfer Books	7

2.7	Dissenters’ Rights	9

2.8	Treatment of Company Options, Company SARs, Company RSUs, and Company PSUs	10

2.9	Further Action	11

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	11

3.1	Due Organization; Subsidiaries, Etc	11

3.2	Certificate of Incorporation and Bylaws	12

3.3	Capitalization, Etc	12

3.4	SEC Filings; Financial Statements	13

3.5	Absence of Changes	16

3.6	Real Property	16

3.7	Intellectual Property	16

3.8	Contracts	19

3.9	Liabilities	20

3.10	Compliance with Legal Requirements	21

3.11	Regulatory Matters	21

3.12	Certain Business Practices	22

3.13	Governmental Authorizations	23

3.14	Tax Matters	23

3.15	Employee Matters; Benefit Plans	24

3.16	Environmental Matters	26

3.17	Insurance	26

3.18	Legal Proceedings; Orders	26

i.

3.19	Authority; Binding Nature of Agreement	27

3.20	Section 203 of the DGCL Not Applicable	27

3.21	Non-Contravention; Consents	27

3.22	Fairness Opinion	28

3.23	Financial Advisor	28

3.24	No Other Representations or Warranties	28

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	28

4.1	Due Organization	28

4.2	Purchaser	29

4.3	Authority; Binding Nature of Agreement	29

4.4	Non-Contravention; Consents	29

4.5	Disclosure	30

4.6	Absence of Litigation	30

4.7	Funds	30

4.8	Ownership of Shares	30

4.9	Acknowledgement by Parent and Purchaser	31

4.10	Brokers and Other Advisors	31

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY	31

5.1	Access and Investigation	31

5.2	Operation of the Acquired Corporations’ Business	32

5.3	No Solicitation	36

SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES	37

6.1	Company Board Recommendation	37

6.2	Filings, Consents and Approvals	39

6.3	ESPP	41

6.4	Employee Benefits	42

6.5	Indemnification of Officers and Directors	44

6.6	Securityholder Litigation	45

6.7	Additional Agreements	46

6.8	Disclosure	46

6.9	Takeover Laws	47

6.10	Section 16 Matters	47

6.11	Rule 14d-10 Matters	47

ii.

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER	47

7.1	No Restraints	47

7.2	Consummation of Offer	47

SECTION 8.	TERMINATION	47

8.1	Termination	47

8.2	Effect of Termination	49

8.3	Expenses; Termination Fee	50

SECTION 9.	MISCELLANEOUS PROVISIONS	51

9.1	Amendment	51

9.2	Waiver	51

9.3	No Survival of Representations and Warranties	52

9.4	Entire Agreement; Counterparts	52

9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	52

9.6	Assignability	53

9.7	No Third Party Beneficiaries	53

9.8	Transfer Taxes	54

9.9	Notices	54

9.10	Severability	55

9.11	Obligation of Parent	56

9.12	Construction	56

EXHIBIT A	CERTAIN DEFINITIONS	A-1

iii.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of August 20, 2016, by and among Pfizer Inc., a Delaware corporation (“Parent”); Montreal, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and Medivation, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the “Shares”) for $81.50 per share (such amount, or any higher amount per share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement.

B. As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C. The board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

D. The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

E. Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

1.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.	THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than seven (7) business days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares at a price per Share equal to the Offer Price, net to the seller in cash, without interest.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject only to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition, the Termination Condition, and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, change or waive the Minimum Condition, Termination Condition or conditions “(d)” and “(f)” set forth in Annex I, (F) except as provided in Sections 1.1(c) or 1.1(d), terminate the Offer or accelerate, extend or otherwise change the Expiration Date, (G) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act or (H) otherwise modify or amend any of the other terms of the Offer in a manner that adversely affects, or reasonably could be expected to adversely affect, any holder of Shares.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time, on the date that is twenty (20) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser shall, and Parent shall cause Purchaser to extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8 and (y) the first business day immediately following the End Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments). Each of Parent and Purchaser shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Without limiting the generality of Section 9.11, Parent shall deposit, or shall cause to be deposited with the Paying Agent, concurrently with or promptly following the Offer Acceptance Time, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after (and in any event no later than the first business day after) the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the third business day after) the Expiration Date pay for such Shares.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case, as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation. The Company agrees that it shall cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities laws, including by setting the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. From time to time as requested by Purchaser or its agents, the Company shall promptly furnish Purchaser with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case, accurate and complete as of the most recent practicable date, and shall provide to Purchaser additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and other assistance as Purchaser may reasonably request in connection with the Offer (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

SECTION 2.	MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 101 California Street, 5th floor, San Francisco, CA 94111, at 9:00 a.m., Eastern Time, on the same date as the Offer Acceptance Time except if the condition set forth in Section 7.1 shall not be satisfied or waived by such date, in which case on no later than the first business day on which Section 7.1 is satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) Subject to the requirements set forth in Section 6.5, at the Effective Time, the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Corporation shall be “Medivation, Inc..”

(b) Subject to the requirements set forth in Section 6.5, at the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Corporation shall be “Medivation, Inc.”

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who are designated as such on Schedule 2.4(c), until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(d) From and after the Effective Time until the sixth (6th) anniversary thereof, the certificate of incorporation, bylaws and other charter and organizational documents of the Surviving Corporation and each of the other Acquired Corporations shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the Effective Time, directors, officers or employees of the Company or the other Acquired Corporations or any of their predecessor entities, than are presently set forth in the certificate of incorporation, bylaws and other charter and organizational documents of the Surviving Corporation and each of the other Acquired

Corporations, as amended through the Effective Time, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares), together with the associated Stock Purchase Rights, if any, issued pursuant to the Company Rights Plan, shall be converted into the right to receive the Offer Price, net to the seller in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the funds to which holders of such shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.5. Concurrently with or promptly following the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.1(b) and with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the Shares entitled to receive the Merger Consideration pursuant to Section 2.5 a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) Prior to the open of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Each of the Company, Parent, Purchaser and Surviving Corporation shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from any amounts payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Governmental Body (including amounts deducted and withheld with respect to amounts paid in accordance with Section 2.8(f)), such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. The Company shall provide each of the holders of Shares with the notice required by Section 262 of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.

2.8 Treatment of Company Options, Company SARs, Company RSUs, Company PSUs, and Company Restricted Shares.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 2.8(f).

(b) Each Company SAR that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company SAR that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company SAR immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the base price per Share covered by such Company SAR, which amount shall be paid in accordance with Section 2.8(f).

(c) Each Company RSU that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of Shares in settlement of such vested Company RSU, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company RSU that is outstanding shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares issuable in settlement of such fully vested Company RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, which amount shall be paid in accordance with Section 2.8(f).

(d) Each Company PSU that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested with respect to the number of Shares based on deemed satisfaction of all applicable performance goals at the maximum levels effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of Shares in settlement of such vested Company PSU, as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company PSU that is outstanding shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares issuable in settlement of such fully vested Company PSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, which amount shall be paid in accordance with Section 2.8(f).

(e) Each Company Restricted Share that is outstanding and unvested as of immediately prior to the Effective Time shall, as of the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration, which amount shall be paid in accordance with Section 2.8(f).

(f) As soon as reasonably practicable after the Effective Time (but no later than the earlier of (x) five (5) days after the Effective Time and (y) the second payroll date after the Effective Time), the Surviving Corporation shall pay the amounts provided for in Sections 2.8(a)-(e), net of any applicable withholding Taxes, payable with respect to Company Options, Company SARs, Company RSUs, Company PSUs and Company Restricted Shares through, to the extent applicable, the Surviving Corporation’s payroll to the holders of Company Options, Company SARs, Company RSUs, Company PSUs and Company Restricted Shares; provided, however, that to the extent that any such Company RSU or Company PSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(g) Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary to effectuate the provisions of this Section 2.8 and terminate all rights under any Company Equity Plan effective as of, and contingent upon, the Effective Time.

2.9 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) except for Sections 3.3(a), 3.3(c), 3.19 and 3.20, disclosure in the Company SEC Documents filed prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents)):

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule and securities in a publicly traded company held for investment by the Company. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 340,000,000 Shares, of which 165,980,981 Shares (inclusive of Company Restricted Shares) were issued and are outstanding as of the close of business on August 18, 2016 (the “Capitalization Date”); and (ii) 1,000,000 shares of the Company’s preferred stock, $0.01 par value per share (the “Company Preferred Stock”), of which no shares have been issued or are outstanding, and of which 85,000 shares are designated as Series C Junior Participating Preferred Stock in accordance with the Company Rights Plan pursuant to the terms thereof none of which rights as of the date hereof have been or are exercisable. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) (i) None of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, other than the Stock Purchase Rights; (ii) none of the outstanding Shares are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities. The Shares constitute the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(c) As of the close of business on the Capitalization Date: (i) 10,337,344 Shares are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plan with such Company Options having a weighted average exercise price of $26.0548 per Share; (ii) 929,200 Shares are covered by Company SARs granted and outstanding under the Company Equity Plan with such Company SARs having a weighted average base price of $12.0864 per Share; (iii) 1,539,300 Shares are subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plan; (iv) 159,121 Shares (assuming achievement at target performance, which number would be 198,901 Shares assuming achievement at maximum performance) are subject to issuance pursuant to Company PSUs granted and outstanding under the Company Equity Plan; (v) 83,000 Shares are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price); (vi) 7,451,081 Shares are reserved for future issuance under the Company Equity Plan; and (vii) 5,687,914 Shares are reserved for future issuance under the ESPP (including shares estimated in (v) above). Other than as set forth in Section 3.3(b) and this Section 3.3(c), as of the close of business on the Capitalization Date, there are no issued, reserved for issuance, outstanding or authorized equity-based awards with respect to the Company.

(d) Except as set forth in this Section 3.3, as of the close of business on the Capitalization Date and except as may be issued pursuant to the Company Rights Plan, there are no: (i) outstanding shares of capital stock of, or other equity interest in, any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) obligating any Acquired Corporation to issue any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations issued by any Acquiring Corporation that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Corporation; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or any Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities (other than the Company Rights Plan). There are no voting trusts, Contracts or arrangements or understandings to which the Company or any Acquired Corporation is a party with respect to the voting or registration of any securities of the Company.

(e) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2015, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents and, except to the extent that information contained in a Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company maintains, and at all times since January 1, 2015 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2015, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Acquired Corporations who have a significant role in the Company’s internal control over financial reporting.

(d) The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) Neither the Company nor any Acquired Corporation is a party to or has any obligation or other commitment to become a party to “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Acquired Corporation in the Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case, regarding any accounting practices of the Company.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(h) The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes.

(a) Except as expressly contemplated by this Agreement, from December 31, 2015 through the date of this Agreement, (i) the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice and (ii) there has not occurred any event, occurrence, development, violation, inaccuracy, circumstance or other matter that, individually or in the aggregate, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since the date of this Agreement, there has not occurred any event, occurrence, development, violation, inaccuracy, circumstance or other matter that, individually or in the aggregate, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.6 Real Property.

(a) The Acquired Corporations do not own and have not owned any real property.

(b) Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Corporations hold a valid and existing leasehold interest in the material real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. None of the Acquired Corporations have received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Intellectual Property.

(a) Part 3.7(a) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of material Registered IP owned by or exclusively licensed to any Acquired Corporation as of the date of this Agreement.

(b) To the knowledge of the Company, the Acquired Corporations own or are exclusively licensed to use, or have the right to use, all Registered IP necessary for the conduct of the business substantially in the manner as currently conducted, or as currently contemplated to be conducted as disclosed in the Company’s SEC filings, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution, delivery and performance of this Agreement will not result in the loss, termination or material impairment of any ownership interest or licensed rights in the Registered IP owned by or exclusively licensed to an Acquired Corporation, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) To the knowledge of the Company, each of the Patents included in the material Registered IP that is owned by or exclusively licensed to an Acquired Corporation properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Legal Requirements of the United States. To the knowledge of the Company, each of the issued Patents included in the Registered IP owned by or exclusively licensed to an Acquired Corporation is valid and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) The Acquired Corporations own and possess all right, title and interest in and to or have the right to use, pursuant to a valid and enforceable agreement, all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, it being understood that with respect to Company IP licensed to an Acquired Corporation this representation and warranty is only made to the knowledge of the Company.

(e) As of the date of this Agreement, no material interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of the Company, threatened in writing, in which the scope, validity, enforceability, registration, priority or ownership of any Registered IP listed on Part 3.7(a) of the Company Disclosure Schedule is being or has been contested or challenged it being understood that with respect to Company IP licensed to an Acquired Corporation this representation and warranty is only made to the knowledge of the Company.

(f) No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any material Company IP that is purported to be owned solely by an Acquired Corporation and each Company Associate who is or was involved in the invention or creation of any Company IP, pursuant to such Company Associate’s activities on behalf of the an Acquired Corporation, has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to an Acquired Corporation and confidentiality provisions protecting the Company IP, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any material Company IP, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Part 3.7(h) of the Company Disclosure Schedule sets forth each Contract pursuant to which any material Intellectual Property Right has been licensed, sold, assigned or otherwise conveyed or provided to the Company or pursuant to which any Acquired Corporation has otherwise received or acquired any right in any material Intellectual Property Right, including a right to receive a license or be free from suit (other than agreements between any Acquired Corporation and its employees in the Company’s standard form thereof, material transfer agreements, and non-exclusive “off the shelf” licenses to third party computer software) (each an “In-bound License”) or pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right or interest in or to (including a right to receive a license) any material Company IP by any Acquired Corporation (other than any Contract with independent contractors performing work for any Acquired Corporation in the ordinary course of business and which does not grant any continuing rights to such contractor to any Company IP, any clinical trial agreements and material transfer agreements entered into in the ordinary course of business) (each an “Out-bound License”).

(i) To the knowledge of the Company, the operation of the business of the Acquired Corporations as currently conducted or as currently contemplated to be conducted as disclosed in the Company’s SEC filings, does not infringe, misappropriate or otherwise violate any valid and enforceable Intellectual Property Rights owned by any other Person, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j) As of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person. Since January 1, 2014, through the date of this Agreement, the Company has not received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Corporation, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k) To the knowledge of the Company, as of the date of this Agreement, no other Person is infringing, misappropriating or otherwise violating any Company IP owned by or exclusively licensed to an Acquired Corporation, and no Legal Proceeding is pending and served (or is being threatened or is pending and has not been served) against a Person by an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Company IP, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) As of the date of this Agreement, none of the Company IP owned or purported to be owned by or, to the knowledge of the Company, exclusively licensed to an Acquired Corporation is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Company IP by the Acquired Corporations or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Company IP owned or purported to be owned by or exclusively licensed to an Acquired Corporation, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.8 Contracts.

(a) Part 3.8(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract constituting a Company Employee Agreement pursuant to which the Company is or may become obligated to (A) make any severance, termination, Tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that do not exceed $400,000 per beneficiary, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business consistent with past practice) in excess of $400,000 to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Stock Award other than accelerated vesting provided in the Company Equity Plan;

(ii) any Company Contract (A) materially limiting the freedom or right of an Acquired Corporation to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation or exclusivity obligations or restrictions or otherwise materially limiting the freedom or right of an Acquired Corporation to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(iii) any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value in excess of $5,000,000 in the fiscal year ending December 31, 2016 or in any fiscal year thereafter and cannot be cancelled by the Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date), excluding non-exclusive outbound licenses which are not Out-bound Licenses, non-exclusive inbound licenses which are not In-bound Licenses, and clinical trial agreements entered into in the ordinary course of business;

(iv) any Company Contract relating to Indebtedness of any Acquired Corporation in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Corporation, the pledging of the capital stock or other equity interests of any Acquired Corporation or the issuance of any guaranty by any Acquired Corporation;

(vi) any Company Contract creating a material joint venture, partnership, limited liability corporation or strategic alliance;

(vii) any In-bound License and any Out-bound License;

(viii) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(ix) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of the Shares or, to the knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Stock Awards).

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate, complete and unredacted copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the applicable Acquired Corporation nor, to the knowledge of the Company, the other party is in breach of or default under any Material Contract and neither the applicable Acquired Corporation, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract, except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Material Contract is, with respect to the applicable Acquired Corporation and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles. Since January 1, 2015, the Acquired Corporations have not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Acquired Corporation has waived in writing any rights under any Material Contract, the waiver of which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.9 Liabilities. The Acquired Corporations do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities disclosed, reflected or reserved against in the Company’s financial statements or the notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the applicable Acquired Corporation (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business, including non-exclusive outbound licenses, clinical trial agreements, and material transfer agreements; (iv) liabilities incurred in the ordinary course of business since December 31, 2015; and (v) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10 Compliance with Legal Requirements.

(a) Each Acquired Corporation is, and has been since January 1, 2014, in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2014, no Acquired Corporation has been given written notice of, or been charged with, any unresolved violation of any Legal Requirement, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Since January 1, 2014, no Acquired Corporation has been in material violation of, or has been investigated for, or charged by any Governmental Body with a material violation of any (i) applicable U.S. export and re-export control Legal Requirements or regulations, including the U.S. Export Administration Regulations and the Foreign Assets Control Regulations or (ii) other applicable import/export controls in other countries in which any Acquired Corporation conducts business, except, in each case, for any such violation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Regulatory Matters.

(a) The Acquired Corporations have filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all required material filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Governmental Body to the Company with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all preclinical and clinical studies or tests sponsored by the Acquired Corporations since January 1, 2014 have been conducted in material compliance with applicable Legal Requirements, rules, regulations and guidances, including Good Clinical Practices requirements and federal and state laws, rules, regulations and guidances restricting the use and disclosure of individually identifiable health information. Since January 1, 2014 and through the date of this Agreement, the Acquired Corporations have not received any written notices or other correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(c) To the Company’s knowledge, no Acquired Corporation has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, no Acquired Corporation is the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Acquired Corporations nor, to the knowledge of the Company, any officers, employees, agents or clinical investigators of the Acquired Corporations has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Acquired Corporation is in compliance and, since January 1, 2014, has been in compliance, in each case, in all material respects with all healthcare laws applicable to the operation of its business as currently conducted, including (i) any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes; (ii) the FDCA, (iii) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health

Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto; (iv) Legal Requirements which are cause for exclusion from any federal health care program; and (v) Legal Requirements relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by an Acquired Corporation. No Acquired Corporation, nor its officers, employees, representatives or agents (in each case, acting in the capacity of an employee or representative of any Acquired Corporation), is subject to any enforcement, regulatory or administrative proceedings against or affecting the Acquired Corporation relating to or arising under the FDCA, the Anti-Kickback Statute, or similar Legal Requirements, and, to the Company’s knowledge, as of the date of this Agreement, no such enforcement, regulatory or administrative proceeding has been threatened in writing, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.12 Certain Business Practices. None of the Acquired Corporations nor to the knowledge of the Company any of their respective officers, employees, representatives or agents (in each case, acting in the capacity of an employee or representative of any Acquired Corporation) has directly or indirectly (i) used any material funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or accepted such payment, or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2014, and through the date of this Agreement, the Acquired Corporations have not received any written communication that alleges any of the foregoing, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.13 Governmental Authorizations. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which their businesses are currently being conducted, except where failure to hold such Governmental Authorizations has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.14 Tax Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) (i) Each of the Tax Returns required to be filed by the Acquired Corporations with any Governmental Body on or before the Closing Date (the “Company

Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and are or will be when filed accurate and complete, and (ii) all Taxes payable by the Acquired Corporations (whether or not shown on the Company Returns to be due) or required to be withheld on or before the Closing Date have been or will be paid or withheld on or before the Closing Date, except, in each case of clause (i) or (ii), with respect to matters for which adequate reserves, in accordance with GAAP, have been reflected in the consolidated financial statements included in the Company SEC Documents.

(b) As of the date of this Agreement, (i) there are no examinations or audits of any Company Return in progress and (ii) since January 1, 2014, no written claim has been received by an Acquired Corporation from any Governmental Body in any jurisdiction where an Acquired Corporation does not file income or franchise Tax Returns that an Acquired Corporation is or may be subject to income or franchise Taxes in that jurisdiction. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Company Returns has been granted and is currently in effect.

(c) As of the date of this Agreement, no Legal Proceeding involving the IRS or any other Governmental Body is pending or threatened in writing against or with respect to an Acquired Corporation in respect of any Tax. As of the date of this Agreement, no deficiency of Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for in accordance with GAAP or is being contested in good faith.

(d) None of the Acquired Corporations (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Acquired Corporation); or (ii) has any material liability for the Taxes of any other Person (other than the Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to (i) customary provisions included in credit agreements, leases, commercial agreements and agreements entered into with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business and (ii) any agreement between or among any of the Acquired Corporations).

(e) Within the past two years, none of the Acquired Corporations has been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f) None of the Acquired Corporations has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

3.15 Employee Matters; Benefit Plans.

(a) As of the date of this Agreement, no Acquired Corporation is party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of an Acquired Corporation. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2014, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or, to the Company’s knowledge, any threat thereof affecting an Acquired Corporation or any of its employees. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2014, there has been no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. Since January 1, 2014, the Acquired Corporations have complied with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and similar state or local Legal Requirements) and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, other than any such non-compliance which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Part 3.15(b) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans. The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement, with respect to each material Employee Plan, accurate and complete copies (as applicable) of: (i) the plan document; (ii) any related trust or other funding documents; (iii) the most recent determination letter or opinion letter with respect to the Employee Plan’s tax-qualified status; (iv) the most recent annual actuarial valuation, and the most recent Form 5500; and (v) the most recent summary plan description and any material modifications thereto.

(c) Neither an Acquired Corporation nor any other Person that would be or, at any relevant time, would have been considered a single employer with an Acquired Corporation under the Code or ERISA, has ever sponsored, maintained, contributed to, or been required to contribute to, or otherwise had any liability that has not been satisfied in full in respect of, a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(d) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Employee Plans has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code.

(e) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither any Acquired

Corporation nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of an Acquired Corporation pursuant to any retiree medical benefit plan or other retiree welfare plan.

(f) The consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former Company Associate to severance pay, unemployment compensation or any other cash payment, (ii) accelerate the time of payment or vesting, or increase the amount of, or result in or require the funding of, compensation or benefits due to any such Company Associate, or (iii) result in any payment or benefit that could constitute an “excess parachute payment” under Section 280G of the Code. No Acquired Corporation is a party to any Contract that would require it to, nor does any Acquired Corporation have any obligation (current or contingent) to, compensate any individual for excise Taxes incurred pursuant to Section 4999 of the Code.

3.16 Environmental Matters. Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Acquired Corporations are, and since January 1, 2014, have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business, (b) as of the date of this Agreement, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened in writing against an Acquired Corporation or any Leased Real Property, (c) as of the date of this Agreement, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Corporations relating to or arising under Environmental Laws, (d) to the knowledge of the Company, there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Corporation under any Environmental Law, and (e) no Acquired Corporation has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

3.17 Insurance. Except as would not reasonably be expected to have a Material Adverse Effect, all insurance policies of the Acquired Corporations relating to the business, assets and operations of the Acquired Corporations in effect as of the date of this Agreement are in full force and effect, no notice of cancellation or modification has been received by the Company, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

3.18 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or overtly threatened)

against an Acquired Corporation or to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such, other than any Legal Proceedings that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) To the Company’s knowledge, as of the date of this Agreement, there is no order, writ, injunction or judgment to which an Acquired Corporation is subject that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) To the Company’s knowledge, as of the date of this Agreement, no investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or is being threatened, other than any investigations or reviews that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.19 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Company Board (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (d) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company tender their shares to Parent pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

3.20 Section 203 of the DGCL Not Applicable. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Company Board has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL, any other Takeover Law and the Company Rights Plan are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Company Board under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.21 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by

Antitrust Laws, and the rules and regulations of NASDAQ, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of the Company; (ii) cause a violation by the Company of any Legal Requirement or order applicable to the Company, or to which the Company is subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, any Material Contract, except in the case of clauses “(ii)” and “(iii)”, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, and the rules and regulations of NASDAQ, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.22 Fairness Opinion. Each of Evercore Partners L.L.C. and J.P. Morgan Securities LLC has delivered to the Company Board, on or prior to the date of this Agreement, its opinion to the effect that, as of the date of its opinion and subject to the limitations, qualifications, assumptions and conditions set forth therein, the $81.50 per share in cash to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders entitled to receive such consideration. It is agreed and understood that each such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser. The Company shall deliver or make available to Parent solely for informational purposes copies of each signed opinion as soon as possible following the date of this Agreement.

3.23 Financial Advisor. Except for J.P. Morgan Securities LLC and Evercore Group L.L.C., no broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

3.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3 as of the date of this Agreement and as contemplated by clause “(b)” of Annex I, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of the other Acquired Corporations or their respective businesses or with respect to any other information provided to Parent, Purchaser or any of their Representatives in connection with the Transactions, including the accuracy or completeness thereof.

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except for any such failure that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Purchaser is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has either delivered or made available to Company or Company’s Representatives (including by filing them on EDGAR) accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Purchaser, including all amendments thereto.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to enter into and deliver and to perform their obligations under this Agreement and to consummate the Transactions; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, and the rules and regulations of NASDAQ, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not:

(i) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which they are subject; or (iii) require any consent or notice under, conflict with, result in a breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, any Contract to which Parent or Purchaser are party or bound by, except, in the case of the foregoing clauses “(ii)” and “(iii)”, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions identified in Schedule 6.2(c), and the rules and regulations of NASDAQ, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those filings, notifications, approvals, notices or Consents the failure to make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Purchaser makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

4.6 Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served against Parent or Purchaser, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions.

4.7 Funds. Parent has available cash resources (including cash and short term investments) in an amount sufficient to consummate the Transactions, evidence of which has been delivered to the Company.

4.8 Ownership of Shares. Neither Parent nor any of Parent’s controlled Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. Neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company, the other Acquired Corporations, and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Acquired Corporations, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. No broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser.

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, assets, books, records, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require any of the Acquired Corporations to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which an Acquired Corporation or its Affiliate is a party) (so long as the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Legal Requirements, agreement or duty); provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent that the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated June 29, 2016, between the Company and Parent (the “Confidentiality Agreement”).

5.2 Operation of the Acquired Corporations’ Business.

(a) During the Pre-Closing Period, except (x) as required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall, and shall cause each Acquired Corporation to, conduct in all material respects its business and operations in the ordinary course.

(b) During the Pre-Closing Period, except (x) as required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Acquired Corporations shall not:

(i) (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) (other than dividends paid by a wholly owned Subsidiary to the Company or another wholly owned Subsidiary of the Company) or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Shares), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases or reacquisitions of Shares outstanding as of the date of this Agreement pursuant to the Company’s right (under written commitments in effect as of the date of this Agreement) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (B) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date of this Agreement) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by any Acquired Corporation; or (C) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Stock Awards;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any Acquired Corporation (except for transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) of (A) any capital stock, equity interest or other security of the Acquired Corporation, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Acquired Corporation, including any Company Stock Award or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Acquired Corporation (except that (I) the Company may issue Shares as required to be issued upon the exercise of Company Options and Company SARs, the vesting of other Company Stock Awards outstanding as of the date of this Agreement, and pursuant to the operation of the ESPP in accordance with Section 6.3, and (II) the Company may grant Company Stock Awards in the ordinary course of business in respect of up to 70,000 Shares in the aggregate; provided that the Company may grant Company RSUs in lieu of Company Options, Company SARs and Company PSUs);

(iv) except as contemplated by Section 6.3 or as required under any Employee Plan as in effect on the date of this Agreement, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an

Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any Company Associate any increase in compensation, bonuses or other benefits (except that an Acquired Corporation: (A) may change the titles of its non-executive officer employees, provided that such changes in title do not involve increases in the applicable employee’s compensation or benefits, and provided, further, that any such change in title would not by itself constitute or give rise to “good reason” under any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) to which the applicable employee is a party or in which the applicable employee participates; (B) may provide increases in salary or wages and benefits to its non-executive officer employees who have annual base salaries of less than $325,000 in the ordinary course of business consistent with past practice; and (C) may make annual or quarterly bonus payments in the ordinary course of business consistent with past practice in accordance with the bonus plans existing on the date of this Agreement);

(v) (A) enter into or amend (x) any change-in-control agreement with any Company Associate or (y) any retention agreement with any executive officer or director or any other Company Associate (except that the Acquired Corporations may enter into retention agreements with non-executive officer employees that provide for aggregate payments not in excess of the amount set forth in Part 5.2(b)(v) of the Company Disclosure Schedules), (B) enter into or amend (x) any employment, severance or other agreement with any executive officer or director of the Company or (y) any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $350,000 or any consulting agreement with an independent contractor with an annual base compensation greater than $500,000 (with any agreements permitted by this subsection (y) to be entered into, in each case, only in the ordinary course of business consistent with past practice), or (C) hire any employee with an annual base salary in excess of $350,000;

(vi) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vii) make or authorize any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $500,000 individually and $1,500,000 in the aggregate during any fiscal quarter);

(viii) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material asset or property (except, in the case of any of the foregoing (A) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements, clinical trial agreements and material transfer agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, (C) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or when added to all other capital expenditures made on behalf of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $500,000 individually and $1,500,000 in the aggregate during any fiscal quarter or (D) for transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company);

(ix) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for (a) loans, capital contributions, advances or investments between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company or (b) short-term borrowings, of not more than $1,000,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees and consultants for travel and other business-related expenses in the ordinary course of business);

(x) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, excluding any non-exclusive license agreements, clinical trial agreements and material transfer agreements entered into in the ordinary course of business;

(xi) settle, release, waive or compromise (x) the Legal Proceedings set forth on Part 5.2(b)(xi) of the Disclosure Schedule or (y) any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise that both (A) does not relate to any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby, and either (B) (1) results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $1,000,000 in the aggregate (excluding any settlements made under the following clause (2)); or (2) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation and the payment of monies by the Acquired Corporations that are not more than $1,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided, that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 6.6;

(xii) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xiii) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Legal Requirements;

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations;

(xv) except in the ordinary course of business (A) make, change or revoke any material Tax election or adopt or change any material method of Tax accounting, (B) settle or compromise any material Tax liability for an amount materially in excess of the amount reserved or accrued on the Company’s balance sheet (or most recent consolidated balance sheet included in the Company SEC Documents) or surrender any claim for a material refund of Taxes, or (C) file any material amended Tax Return; or

(xvi) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses “(i)” through “(xv)” of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3, it being agreed and understood that all confidentiality agreements entered into by the Company that contain a standstill of at least 6 months (with a customary fall-away provision)shall be deemed comparable to the standstill provisions in the Confidentiality Agreement for this purpose.

(b) Except as permitted by this Section 5.3, until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1, the Acquired Corporations shall not and shall direct their Representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. The Company shall, on the date hereof, terminate access by any third party to any data room (virtual or actual) containing any of the Company’s confidential information. Within three (3) business days from the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to third parties prior to the date hereof that have, since January 1, 2015 entered into confidentiality agreements relating to a possible Acquisition Proposal with any of the Acquired Corporations.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receive an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall as promptly as practicable (and no later than within 48 hours) provide to Parent any non-public information concerning the Acquired Corporations that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(d) Following the date of this Agreement, the Company shall (i) promptly (and in any event within 48 hours after knowledge of receipt by an executive officer or director of the Company) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by any Acquired Corporation, (ii) with respect to an Acquisition Proposal provide to Parent, the identity of the Person or Group making such Acquisition Proposal and a copy of the Acquisition Proposal or, if not in writing, a summary of the material terms and conditions of any Acquisition Proposal, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis and (iv) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, provided, however, that this Section 5.3(e) shall not be deemed to permit the Company Board to make a Company Adverse Change Recommendation except to the extent permitted by Section 6.1(b).

SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) The Company represents that the Company Board, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. Subject to Section 6.1(b), during the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time:

(i) if the Company has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company Board may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation and terminating this Agreement pursuant to Section 8.1(e) at least three (3) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination); and (C) (1) the Company shall have provided to Parent the material terms and conditions of the Acquisition Proposal in accordance with Section 5.3(d), (2) the Company shall have given Parent the three (3) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer and (3) after giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the

Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) in compliance with Section 5.3(e) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. For the avoidance of doubt, the provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to three (3) business days shall be deemed to be two (2) business days; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least three (3) business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the three (3) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and (3) after giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to three (3) business days shall be deemed to be two (2) business days.

6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) By way of illustration and not limitation, the Parties agree to promptly take, and cause their controlled Affiliates to take, all actions and steps required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the timely expiration or termination of any applicable waiting period and to resolve objections, if any, as the FTC, the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions prior to the End Date, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the End Date, including (x) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of Parent, Purchaser, the Company, or any of their respective Subsidiaries or Affiliates, and (y) otherwise taking or committing to take any actions with respect to the businesses, product lines or assets of Parent, Purchaser, the Company, or any of their respective Subsidiaries or Affiliates; provided that the Company and the Acquired Corporations shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company and the Acquired Corporations only in the event the Closing occurs. The Parties shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date; provided that such litigation in no way limits the obligation of Purchaser and Parent to take all actions and steps to eliminate each and every impediment identified herein.

(c) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than September 7, 2016 unless the Parties otherwise agree, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(d) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than Item “4(c)” and “4(d)” documents as those terms are used under the HSR Act), (vi) consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Purchaser shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws. Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, or withdraw any notification filed under the HSR Act, or other applicable Antitrust Laws, without prior written consent of the other.

(e) Without the prior written approval of the Company, Parent and Purchaser shall not effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any person that would reasonably be expected to prevent or materially delay consummation of the Transactions.

6.3 ESPP. Prior to the Offer Acceptance Time, the Company shall take all actions necessary or required under the ESPP and Legal Requirements to, contingent on the Effective Time, (i) ensure that, except for the six (6)-month offering period under the ESPP that commenced on April 1, 2016, no offering period or purchase period shall be authorized or commenced on or after the date of this Agreement, (ii) ensure that participants in the ESPP may not increase their rate of payroll deductions and (iii) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP, with any Shares purchased under the ESPP cancelled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.5(a)(iii) and, as promptly as reasonably practicable following the purchase of Shares in accordance with this Section 6.3, cause the funds, if any, that remain in a participant’s account after such purchase to be returned to the participant. The Company shall terminate the ESPP and all rights thereunder in their entirety effective as of the Offer Acceptance Time, contingent upon the occurrence of the Effective Time. Prior to the Offer Acceptance Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 6.3.

6.4 Employee Benefits. From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Employee Plans in accordance with their terms as in effect immediately before the Effective Time or as subsequently amended as permitted pursuant to the terms of such Employee Plans and shall assume any Company Employee Agreements that require or contemplate assumption by their terms by an acquirer or successor. For a period of one (1) year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Acquired Corporations who are employed by any Acquired Corporation as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such one (1)-year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation opportunities (without duplication of the bonus amounts paid as contemplated by Section 6.4(e)), commission opportunities, severance payments and severance benefits, each in an amount no less favorable than that in effect immediately prior to the execution of this Agreement, other benefits (other than equity compensation) that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of this Agreement; provided, however, that during the period set forth in this Section 6.4 Continuing Employees shall be eligible to participate in Parent’s equity plan on a basis consistent with similarly situated employees of the Parent and its Subsidiaries. Without limiting the foregoing:

(a) Each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Parent’s vacation policy) and eligibility for vesting under Parent employee benefit plans and arrangements with respect to his or her length of service with the Company (and its Subsidiaries and predecessors) prior to the Closing Date, provided that the foregoing shall not result in the duplication of benefits. Notwithstanding the foregoing, the service of each Continuing Employee shall not be recognized for (i) any entitlement to benefit accruals under any defined benefit pension plan or post-retirement benefit plan; (ii) the level of non-elective employer contributions under any 401(k) plan of Parent or (iii) eligibility to participate in, or the level of benefits under any, Parent retiree medical program in which any Continuing Employee participates after the Effective Time.

(b) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company, as they may be amended from time to time.

(c) Parent agrees that each Continuing Employee shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent that such Continuing Employee was eligible to participate under the applicable Acquired Corporation’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any Surviving Corporation health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates a Surviving Corporation health or welfare benefit plan, then each Continuing Employee shall be eligible to participate in Parent’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time in accordance with, and subject to the terms of, such plans. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall use its commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time, and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid were recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company, except, in each case, as would result in a duplication of benefits. Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

(d) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Employee Plans will occur at or prior to the Effective Time, as applicable, in accordance with the terms of the respective plan.

(e) Immediately prior to the Effective Time, the Company may pay to each employee of the Company or any of its Subsidiaries actively employed as of immediately prior to the Effective Time and then participating in any Employee Plan that is an annual bonus plan (an “Annual Bonus Plan”), a bonus equal to the product obtained by multiplying (i) the Company employee’s full-year bonus entitlement under all such Annual Bonus Plans for the Company’s calendar year in which the Effective Time will occur, based on the greater of (A) deemed performance at “target” levels and (B) actual performance through the latest practicable date prior to the Effective Time, extrapolated through the end of such fiscal year, and (ii) a fraction the numerator of which equals the number of days that have elapsed during such fiscal year through the Effective Time and the denominator of which equals 365; provided that any employee who is paid a bonus in accordance with this Section 6.4(e) shall not thereafter be entitled to any amount for such fiscal year under any annual bonus plan of the Surviving Corporation or Parent to the extent it relates to service or performance occurring prior to the Effective Time. If the Effective Time occurs during 2017, then, in addition to making the payments pursuant to the preceding sentence in respect of the 2017 calendar year, the Company may pay to each employee of the Company and the Company Subsidiaries actively employed on December 31, 2016, a full bonus under the applicable Annual Bonus Plan in respect of the Company’s 2016 calendar year based on actual performance during such year, such payment to be made at the earlier of (x) immediately prior to the Effective Time and (y) in the ordinary course of business consistent with past practice.

(f) The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Company or any other Acquired Corporation now existing in favor of those Persons who are directors and officers of the Company or any other Acquired Corporation as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation, bylaws and other charter and organizational documents of the applicable Acquired Corporation (as in effect as of the date of this Agreement) and as provided in any indemnification agreements between the Acquired Corporation and said Indemnified Persons in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six (6) year period shall continue to be subject to this Section 6.5(a) and the indemnification rights provided under this Section 6.5(a) until disposition of such claim.

(b) From the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the extent described in clause (a) above: (i) indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of an Acquired Corporation at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein and (ii) advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b).

(c) From the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall maintain, and shall cause the other Acquired Corporations to maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Acquired Corporations as of the date of this Agreement (an accurate and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Acquired Corporations (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy, or at or prior to the Effective Time Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.5(c); provided, however, that in no event shall the Surviving Corporation be required to expend an amount in excess of 300% of the annual premium currently payable by the Acquired Corporations with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.5.

(e) The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Securityholder Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby; provided, however, that the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise relating to the Transactions shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent informed on a current basis with respect to the status thereof.

6.7 Additional Agreements. Without limitation or contravention of the provisions of Sections 5.3, 6.1 and 6.2, and subject to the terms and conditions of this Agreement, Parent, Purchaser and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (i) make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions; (ii) use reasonable best efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions; and (iii) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in publicly available conference calls and in the Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Parties need not consult each other in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal, Company Adverse Change Recommendation or Change in Circumstance.

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent, Purchaser and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board, at a meeting duly called and held, shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between an Acquired Corporation or any of its Affiliates and any of the officers, directors or employees of the Acquired Corporation that are effective as of the date of this Agreement, are contemplated by this Agreement, or are entered into after the date of this Agreement and prior to the Effective Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall there be any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken all actions required under this Agreement to have any such order lifted.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8.	TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Offer Acceptance Time shall not have occurred on or prior to midnight, Eastern Time, on December 31, 2016 (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than condition “(d)” set forth in Annex I and those conditions that by their nature are to be satisfied at the Expiration Date, shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than the delivery of the certificate referenced in condition “(e)” set forth in Annex I, which certificate only need to be capable of being delivered), then the End Date shall automatically be extended one (1) time (but no more than one time) by a period of ninety (90) calendar days (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a court of competent jurisdiction shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used its reasonable best efforts to remove such order or other action; provided, further, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to the material breach by such Party of any covenant or obligation of such Party set forth in this Agreement;

(d) by Parent at any time prior to the Offer Acceptance Time, if: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer;

(e) by the Company, at any time prior to the Offer Acceptance Time, in compliance with Section 6.1(b), in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Company Board shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”), subject to the prior or concurrent payment of the Termination Fee as provided in Section 8.3(b);

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time frame, shall not have commenced to have been cured within thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder, which breach has not been cured;

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured in such time frame, shall not have commenced to have been cured within thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder, which breach has not been cured; or

(h) by the Company (i) if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within five (5) business days of the period specified in Section 1.1(a) and has not yet commenced the Offer, (ii) if Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(h) or (iii) if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) within the period specified in Section 1.1(h).

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1, this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or willful and material breach of this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to Section 8.1(b)), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination (unless publicly withdrawn prior to such termination) and (z) within nine (9) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on that date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 8.3(b)(ii), within three (3) business days after such termination or (z) in the case of Section 8.3(b)(iii), prior to the entry into a definitive material agreement in respect of or consummation of the Acquisition Proposal, as applicable, referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $510,000,000. Payment of the Termination Fee pursuant to this Section 8.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, that payment of the Termination Fee will not be liquidated damages in the case of fraud or a willful and intentional breach of this Agreement.

(c) Other than in the case of fraud or willful and intentional breach of this Agreement, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(d) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9.	MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Offer Acceptance Time, subject to Section 6.5(e), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. At any time prior to the Offer Acceptance Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, each of the Parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court declines jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); (ii) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8; and (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

(b) The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties (on behalf of themselves or any third party beneficiary to this Agreement) shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of the Company, on behalf of itself and any third party beneficiaries to this Agreement, to cause Parent and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties (on behalf of themselves or any third party beneficiary to this Agreement) have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (i) if the Offer

Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price in accordance with the terms of the Offer Documents or Merger Consideration in accordance with the terms of this Agreement, as applicable and (B) the right of the holders of Company Stock Awards to receive the Merger Consideration pursuant to Section 2.8; (ii) provided, the Company shall have used reasonable best efforts to obtain specific performance pursuant to Section 9.5(c) and all such requests have been judicially denied with no further right of appeal, the rights of holders of Shares to pursue claims for damages and other relief, including equitable relief, for Parent or Purchaser’s intentional breach of this Agreement or fraud; (iii) the provisions set forth in Section 6.5 of this Agreement and (iv) the limitations on liability of the Company Related Parties set forth in Section 8.3(c); provided; that the rights granted pursuant to clause (ii) above shall only be enforceable on behalf of such holders of Shares by the Company in its sole and absolute discretion.

9.8 Transfer Taxes. Except as otherwise provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company, Parent or Purchaser and expressly shall not be a liability of holders of Shares.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

Attention: Douglas M. Lankler

Email:

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02110

Attention: Christopher D. Comeau

                  Paul M. Kinsella

Email: christopher.comeau@ropesgray.com; paul.kinsella@ropesgray.com if to the Company (prior to the Effective Time):

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, California 94105

Attention: Andrew Powell

Email: Andrew.Powell@medivation.com

with copies to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention:	Jamie K. Leigh
Kenneth L. Guernsey
Facsimile:	(415) 693-2222
E-mail:	jleigh@cooley.com; kguernsey@cooley.com

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Daniel A. Neff, Esq.
Gregory E. Ostling, Esq.
E-mail:	daneff@wlrk.com; geostling@wlrk.com

9.10 Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, as determined by a final judgment of a court of competent jurisdiction, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be consummated as originally contemplated to the fullest extent possible.

9.11 Obligation of Parent. Parent shall ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and Parent, as applicable, shall be jointly and severally liable with its Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The words “made available to Parent” and words of similar import refer to information posted to the electronic data room hosted by RR Donnelley and maintained by the Company for purposes of the transactions contemplated by this Agreement prior to the date hereof or information contained in Company SEC Documents or otherwise publicly available on EDGAR or the website of the SEC.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

MEDIVATION, INC.

By:	/s/ David Hung
Name:	David T. Hung
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PFIZER INC.

By:	/s/ Douglas Giordano
Name:	Douglas E. Giordano
Title:	Senior Vice President, Worldwide Business Development

MONTREAL, INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	President and Treasurer

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition or license of assets of the Company and its Subsidiaries equal to 20% or more of the Acquired Corporations’ assets or to which 20% or more of the Acquired Corporations’ revenues or earnings are attributable, (b) issuance or acquisition of 20% or more of the outstanding Shares, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares, in each case, other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Annual Bonus Plan. “Annual Bonus Plan” is defined in Section 6.4(e) of the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect

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competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change in Circumstance. “Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that was (a) neither known to the Company Board nor reasonably foreseeable as of or prior to the date of the Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates or (iii) clearance of the Merger under the Antitrust Laws.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each current or former officer or other employee, or individual who is or was an independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Board. “Company Board” is defined in Recital C of the Agreement.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.

Company Contract. “Company Contract” shall mean any Contract to which an Acquired Corporation is a party, other than any Employee Plan.

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Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) an Acquired Corporation and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Plan. “Company Equity Plan” shall mean the Company’s Amended and Restated 2004 Equity Incentive Award Plan.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by an Acquired Corporation and (b) all Intellectual Property Rights as to which an Acquired Corporation has been granted a license for use in the Company’s business. For clarity, Company IP includes Registered IP.

Company Lease. “Company Lease” shall mean any Company Contract pursuant to which any Acquired Corporation leases or subleases Leased Real Property from another Person.

Company Options. “Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” is defined in Section 3.3(a) of the Agreement.

Company PSUs. “Company PSUs” shall mean all performance share units with respect to Shares (whether granted by the Company pursuant to the Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Related Parties. “Company Related Parties” is defined in Section 8.3(b) of the Agreement.

Company Restricted Shares. “Company Restricted Shares” shall mean all Shares that are subject to vesting or performance conditions granted by the Company pursuant to the Company Equity Plan.

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Company Returns. “Company Returns” is defined in Section 3.14(a) of the Agreement.

Company Rights Plan. “Company Rights Plan” shall mean the Rights Agreement, dated December 4, 2006 and as amended from time to time, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Company RSUs. “Company RSUs” shall mean all restricted stock units with respect to Shares (whether granted by the Company pursuant to the Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company SARs. “Company SARs” shall mean all stock appreciation rights with respect to Shares (whether granted by the Company pursuant to the Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Stock Awards. “Company Stock Awards” shall mean all Company Options, Company SARs, Company RSUs, Company Restricted Shares and Company PSUs.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Employees. “Continuing Employees” is defined in Section 6.4 of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

Credit Agreement. “Credit Agreement” shall mean the Amended and Restated Credit Agreement, dated as of October 23, 2015, by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, as amended by Amendment No. 1, dated as of November 13, 2015.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

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Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any Company Employee Agreement and any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, fringe benefits, tax gross-up, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and any other employee benefit plan or arrangement, in each case, that is sponsored, maintained, contributed to or required to be contributed to by any Acquired Corporation and that is for the benefit of any Company Associate or with respect to which any Acquired Corporation has any liability (contingent or otherwise).

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ESPP. “ESPP” means the Company’s 2013 Employee Stock Purchase Plan.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Shares. “Excluded Shares” is defined in Section 2.5(a)(ii) of the Agreement.

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Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the U.S. Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetics Act, as amended.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

In-bound Licenses. “In-bound Licenses” is defined in Section 3.7(h) of the Agreement.

Indebtedness. “Indebtedness” shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (b) lease obligations under leases which are classified as capital leases of such person under GAAP (c) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than an Acquired Corporation, (d) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (e) any guaranty of any such obligations described in the foregoing clauses “(a)” through “(d)” of any Person other than an Acquired Corporation (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

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Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 6.5(b) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean, collectively, all rights of the following types, under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, brand names, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) Patents and industrial property rights, research and development information, technology and business plans; and (e) rights of privacy and publicity, along with all rights to prosecute and perfect the same through administrative prosecution, registration, renewal, reexamination, extension, application recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

IRS. “IRS” shall mean the U.S. Internal Revenue Service.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after due inquiry.

Leased Real Property. “Leased Real Property” is defined in Section 3.6(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

Material Adverse Effect. “Material Adverse Effect” shall mean an event, occurrence, development, violation, inaccuracy, circumstance or other matter shall be deemed to have a “Material Adverse Effect” on the Acquired Corporations if that event, occurrence, development, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties,

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covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets or financial condition of the Acquired Corporations taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, occurrence, development, violation, inaccuracy, circumstance or other matter resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3.19 and Section 3.21 but subject to disclosures in Part 3.19 and Part 3.21 of the Company Disclosure Schedule); (iii) any event, occurrence, development, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, development, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, occurrence, development, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) any matter described on Part A of the Company Disclosure Schedule; (vii) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (viii) settlement of any Legal Proceeding outstanding as of the date of this Agreement; (ix) any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company pursuant to the terms of this Agreement, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (x) any event, occurrence, development, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of this Agreement; or (xi) any event, occurrence, development, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP) after the date of this Agreement; it being understood that the exceptions in the foregoing clauses “(i)” and “(vii)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by the foregoing clauses “(ii)” through “(vi)” or “(viii)” through “(x)” hereof) is or would be reasonably likely to be a Material Adverse Effect.

Material Contract. “Material Contract” is defined in Section 3.8(a) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

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Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Select Market.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Out-bound Licenses. “Out-bound Licenses” is defined in Section 3.7(g) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

Parent Related Parties. “Parent Related Parties” is defined in Section 8.3(b) of the Agreement.

Parties. “Parties” shall mean Parent, Purchaser, and the Company.

Patents. “Patents” shall mean patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, non-provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), patent or invention disclosures, registrations, applications for registrations and any term extension or other action by a Governmental Body which provides rights beyond the original expiration date of any of the foregoing.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

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Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or in the case of any non-exclusive In-bound License or non-exclusive Out-bound License, Encumbrances that are restrictions on any licenses or rights granted thereunder, (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(e) of the Agreement.

SEC. “SEC” shall mean the U.S. Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

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Shares. “Shares” is defined in Recital A of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Stock Purchase Rights. “Stock Purchase Rights” shall mean the stock purchase rights associated with Shares pursuant to the Company Rights Plan.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b).

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty or other tax of any kind whatsoever, including any interest, penalty or additional amounts related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, filed with or submitted to any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

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Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

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ANNEX I

CONDITIONS TO THE OFFER

THE CAPITALIZED TERMS USED HEREIN HAVE THE MEANINGS SET FORTH IN THE AGREEMENT AND PLAN OF MERGER TO WHICH THIS ANNEX I IS ATTACHED

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(g)” below. Accordingly, notwithstanding any other provision of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to any such rules and regulations, the payment for, any tendered Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement), if: (A) the Minimum Condition, Termination Condition and conditions “(d)” and “(f”) below shall not be satisfied by one minute after 11:59 p.m., Eastern Time, on the Expiration Date of the Offer; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Company Restricted Shares and Shares deemed issued pursuant to the ESPP plus (y) the aggregate number of Shares issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options) (the “Minimum Condition”);

(b) (i) the representations and warranties of the Company set forth in Sections 3.3(a) and 3.3(c) shall be true and correct (except for de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Section 3.5(a)(ii) shall be true and correct at and as of the date of this Agreement;

(iii) the representations and warranties of the Company set forth in Section 3.5(b) shall be true and correct at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time;

(iv) the representations and warranties of the Company set forth in Sections 3.19 and 3.20 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(v) the representations and warranties of the Company set forth in the Agreement (other than those set forth in Sections 3.3(a), 3.3(c), 3.5(a)(ii) and 3.5(b), 3.19 and 3.20)) that are qualified by a “Material Adverse Effect” shall be true and correct as so qualified at and as of the date of this Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(vi) the representations and warranties of the Company set forth in the Agreement (other than those set forth in Sections 3.3(a), 3.3(c), 3.5(a)(ii) and 3.5(b), 3.19 and 3.20) that are not qualified by a “Material Adverse Effect” shall be true and correct at and as of the Offer Acceptance Time as if made at and as of such time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case as of such date), except where the failure of such representations and warranties to be true and correct would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated;

(e) Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses “(b)” and “(c)” of this Annex I have been duly satisfied;

(f) There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause “(f)” unless they shall have taken all actions required under this Agreement to have any such order lifted; and

(g) this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, the Termination Condition and conditions “(d)” and “(f)” above) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.